SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

WORLD AIRWAYS, INC.

(Name of Subject Company (Issuer))

WORLD AIRWAYS, INC. – Offeror

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

8% Convertible Senior Subordinated Debentures Due 2004

(Title of Class of Securities)

(CUSIP Nos. 98142HAC9, 98142HAB1, 98142HAA3 and U9871WAA1)

(CUSIP Number of Class of Securities)

Cindy M. Swinson, Esq.
General Counsel and Secretary
World Airways, Inc.
The HLH Building
101 World Drive
Peachtree City, Georgia 30269
(770) 632-8005

(Name Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Gabriel Dumitrescu, Esq.
Powell, Goldstein, Frazer & Murphy LLP
191 Peachtree Street, N.E., Suite 1600
Atlanta, Georgia 30303
Tel: (404) 572-6600
Fax: (404) 572-6999

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$40,545,000	$3,280

*	For purposes of calculating the amount of the filing fee only. This amount assumes the exchange of $40,545,000 principal amount of World Airways, Inc.’s (the “Company”) 8% Convertible Senior Subordinated Debentures Due 2009 for all of the Company’s outstanding 8% Convertible Senior Subordinated Debentures Due 2004 (the “Existing Debentures”). The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals $80.90 per $1,000,000 of the maximum aggregate offering price. Pursuant to Rule 0-11(a)(4) promulgated under the Exchange Act, the value is based on the book value of the Existing Debentures. As of July 22, 2003, the latest practicable date prior to the date of filing, the book value of the Existing Debentures proposed to be acquired by the Company was $40,545,000.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,280	Filing Party:	World Airways, Inc.
Form or Registration No.:	S-4	Date Filed:	July 23, 2003

      ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER STATEMENT

      This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by World Airways, Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with the Company’s offer (the “Exchange Offer”) to exchange its 8% Convertible Senior Subordinated Debentures Due 2009 (the “Exchange Debentures”) for all of its outstanding 8% Convertible Senior Subordinated Debentures Due 2004 upon the terms and subject to the conditions set forth in the prospectus dated July 23, 2003 (the “Prospectus”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The Prospectus and the Letter of Transmittal, together with any supplements or amendments thereto, collectively constitute the “Exchange Offer Documents.”

      The information in the Exchange Offer Documents, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference with respect to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

      The information set forth in the Prospectus under “Summary—The Exchange Offer” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The name of the subject company is World Airways, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is The HLH Building, 101 World Drive, Peachtree City, Georgia 30269, and its telephone number is (770) 632-8000.

      (b) The class of subject securities to which this Schedule TO relates is the Company’s 8% Convertible Senior Subordinated Debentures Due 2004 (the “Existing Debentures”). As of the date of this Schedule TO, $40,545,000 principal amount of the Existing Debentures were outstanding.

      (c) The Existing Debentures are not listed on any national securities exchange. The trading markets for the Existing Debentures are limited and sporadic, and prices may fluctuate significantly depending on the volume of trading in the Existing Debentures. Certain institutions and securities dealers provide quotations for and engage in transactions in the Existing Debentures. However, there is no established trading market for the Existing Debentures.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) The Company is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) The information set forth in the Prospectus under “Summary,” “The Exchange Offer,” “Description of the Exchange Debentures,” “Comparison of Rights Between the Existing Debentures and the Exchange Debentures” and “United States Federal Income Tax Consequences” is incorporated herein by reference.

      (b) No Existing Debentures are to be exchanged by any officer, director or affiliate of the Company for Exchange Debentures.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (e) No agreement, arrangement or understanding currently exists between the Company (including any person specified in Instruction C of this Schedule TO) and any other person with respect to any outstanding securities, other than the Indentures governing the Existing Debentures and the Exchange Debentures, which are filed as Exhibits (d)(1) and (d)(2) respectively, to this Schedule TO.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) The information set forth in the Prospectus under “The Exchange Offer—Purpose of the Exchange Offer” is incorporated herein by reference.

      (b) The Existing Debentures acquired pursuant to the Exchange Offer will be cancelled and retired.

      (c)(1) None.

      (c)(2) None.

      (c)(3) The information set forth in the Prospectus under “Summary,” “The Exchange Offer,” “Description of the Exchange Debentures” and “Comparison of Rights Between the Existing Debentures and the Exchange Debentures” is incorporated herein by reference.

      (c)(4) None.

      (c)(5) None.

      (c)(6) None.

      (c)(7) None.

      (c)(8) None.

      (c)(9) None.

      (c)(10) None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The Exchange Offer involves the exchange of Existing Debentures for Exchange Debentures. No funds or other consideration is to be used in the transaction. The information set forth in the Prospectus under “Summary” and “The Exchange Offer” is incorporated herein by reference.

      (b) Not applicable.

      (c) The Company will not borrow funds or consideration, either directly or indirectly, for the purposes of this transaction.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) Not applicable

      (b) No persons specified in Instruction 1 to Item 1008(b) of Regulation M-A transacted in the Existing Debentures during the past 60 days.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) The information set forth in the Prospectus under “The Exchange Offer—Dealer Manager,” “—Exchange Agent,” “—Information Agent,” and “—Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

      (a) The information set forth in the Prospectus under “Selected Financial Data” and the financial statements and information contained in the reports set forth on the section of the Prospectus under “Where can You Find More Information” are incorporated herein by reference.

      (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

      (a) and (b) The information set forth in the Prospectus and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

      (a)(1)(A) Prospectus dated July 23, 2003.(1)

      (a)(1)(B) Form of Letter of Transmittal and related instructions dated July 23, 2003.(1)

      (a)(1)(C) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 23, 2003.(1)

      (a)(1)(D) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 23, 2003.(1)

      (a)(1)(F) Form of Notice of Guaranteed Delivery dated July 23, 2003.(1)

      (a)(2) None.

      (a)(3) None.

      (a)(4) None.

      (a)(5) Press Release issued by the Company on July 23, 2003, filed pursuant to Rule 425 and incorporated by reference herein.

      (b) None.

      (d)(1) Form of Indenture between the Company and First Union National Bank, as Trustee for the Existing Debentures (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-3, Commission file no. 333-39673, filed November 6, 1997).

      (d)(2) Form of Indenture between the Company and Wachovia Bank, N.A., as Trustee for the Exchange Debentures.(1)

      (g) None.

      (h) None.

      (1) Incorporated by reference to the Company’s registration statement on Form S-4, filed July 23, 2003.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2003	WORLD AIRWAYS, INC.

By: /s/ Hollis L. Harris
Hollis L. Harris Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Prospectus dated July 23, 2003.(1)

(a)(1)(B)	Form of Letter of Transmittal and related instructions dated July 23, 2003.(1)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 23, 2003.(1)

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 23, 2003.(1)

(a)(1)(F)	Form of Notice of Guaranteed Delivery dated July 23, 2003.(1)

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release issued by the Company on July 23, 2003, filed pursuant to Rule 425 and incorporated by reference herein.

(b)	None.

(d)(1)	Form of Indenture between the Company and First Union National Bank, as Trustee for the Existing Debentures (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-3, Commission file no. 333-39673, filed November 6, 1997).

(d)(2)	Form of Indenture between the Company and Wachovia Bank, N.A., as Trustee for the Exchange Debentures.(1)

(g)	None.

(h)	None.

(1)	Incorporated by reference to the Company’s registration statement on Form S-4, filed July 23, 2003.